UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2001

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40- F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2001

INDEPENDENT ACCOUNTANT’S REVIEW REPORT ON INTERIM
FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of September 30, 2001, the related consolidated statements of income for the three- and nine-month periods ended September 30, 2001 and 2000, the consolidated statements of cash flows for the nine-month periods ended September 30, 2001 and 2000, and the consolidated statement of changes in stockholders’ equity for the nine-month period ended September 30, 2001. Our review also included Schedule A listed in Index Item 1. These financial statements and schedule are the responsibility of the Company’s management.

We were furnished with the report of other accountants on their review of the interim information of Ugland Nordic Shipping ASA, whose total assets as of September 30, 2001 and whose net voyage revenues for the period from acquisition constituted 22 percent and 9 percent, respectively, of the consolidated totals.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the report of other accountants, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2000, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, not presented herein, and in our report dated February 16, 2001 (except for note 13 which is as of March 6, 2001), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 2000, is fairly stated, in all material respects, in relation to the consolidated balance sheet and schedule from which they have been derived.

Vancouver, Canada, October 22, 2001	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
	$	$	$	$

	(unaudited)		(unaudited)
NET VOYAGE REVENUES

Voyage revenues	241,976	238,686	825,910	622,148

Voyage expenses	63,680	63,791	188,637	184,566

Net voyage revenues	178,296	174,895	637,273	437,582

OPERATING EXPENSES

Vessel operating expenses	40,251	31,161	113,404	100,653

Time-charter hire expense	17,948	14,218	51,477	40,298

Depreciation and amortization	35,852	25,249	99,473	74,915

General and administrative	12,973	8,930	35,572	27,511

	107,024	79,558	299,926	243,377

Income from vessel operations	71,272	95,337	337,347	194,205

OTHER ITEMS

Interest expense	(18,078)	(18,022)	(50,944)	(57,287)

Interest income	2,215	2,277	7,867	9,667

Other income (note 10)	8,983	1,260	11,051	953

	(6,880)	(14,485)	(32,026)	(46,667)

Net income	64,392	80,852	305,321	147,538

Earnings per common share (note 8)

- Basic	1.61	2.10	7.69	3.85

- Diluted	1.58	2.02	7.53	3.77

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30,	December 31,
	2001	2000
	$	$

	(unaudited)
ASSETS

Current

Cash and cash equivalents (note 7)	133,789	181,300

Marketable securities (note 3)	5,153	8,081

Accounts receivable	66,733	80,158

Prepaid expenses and other assets	29,040	25,956

Total current assets	234,715	295,495

Marketable securities (note 3)	32,153	33,742

Vessels and equipment

At cost, less accumulated depreciation of $768,005 (December 31, 2000 - $680,756) (note 7)	1,949,276	1,607,716

Advances on newbuilding contracts (notes 7 and 9)	106,102	—

Total vessels and equipment	2,055,378	1,607,716

Investment in joint ventures	26,703	20,474

Other assets	26,636	16,672

Goodwill (note 4)	88,220	—

	2,463,805	1,974,099

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current

Accounts payable	23,904	22,084

Accrued liabilities	46,310	44,081

Current portion of long-term debt (note 7)	54,573	72,170

Total current liabilities	124,787	138,335

Long-term debt (note 7)	892,760	725,314

Other long-term liabilities (note 6)	40,506	7,368

Total liabilities	1,058,053	871,017

Minority interest	19,475	4,570

Stockholders’ equity

Capital stock (note 8)	472,241	452,808

Retained earnings	919,498	641,149

Accumulated other comprehensive (loss) income	(5,462)	4,555

Total stockholders’ equity	1,386,277	1,098,512

	2,463,805	1,974,099

Commitments and contingencies (note 9)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,

	2001	2000
	$	$

	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES

Net income	305,321	147,538

Non-cash items:

Depreciation and amortization	99,473	74,915

Loss on disposition of vessels and equipment	—	1,004

Gain on disposition of available-for-sale securities	(1,944)	—

Equity income (net of dividends received: September 30, 2001 - $33,514;

September 30, 2000 - $2,975)	17,222	(2,319)

Future income taxes	6,813	1,500

Other – net	(2,515)	(316)

Change in non-cash working capital items related to operating activities	3,712	(12,969)

Net cash flow from operating activities	428,082	209,353

FINANCING ACTIVITIES

Net proceeds from long-term debt	528,327	11,000

Scheduled repayments of long-term debt	(53,628)	(27,484)

Prepayments of long-term debt	(596,641)	(145,726)

Proceeds from issuance of Common Stock	20,535	20,710

Repurchase of Common Stock	(2,769)	—

Cash dividends paid	(25,503)	(24,590)

Other	—	3,395

Net cash flow from financing activities	(129,679)	(162,695)

INVESTING ACTIVITIES

Expenditures for vessels and equipment	(167,071)	(35,705)

Expenditures for drydocking	(14,450)	(8,125)

Proceeds from disposition of assets	—	9,713

Expenditure for purchase of Ugland Nordic Shipping ASA (net of cash acquired of $26,605)	(176,453)	—

Acquisition costs related to purchase of Ugland Nordic Shipping ASA	(4,538)	—

Acquisition costs related to purchase of Bona Shipholding Ltd.	(20)	(2,247)

Proceeds from disposition of available-for-sale securities	16,618	—

Purchases of available-for-sale securities	—	(10,900)

Net cash flow from investing activities	(345,914)	(47,264)

Decrease in cash and cash equivalents	(47,511)	(606)

Cash and cash equivalents, beginning of the period	181,300	220,327

Cash and cash equivalents, end of the period	133,789	219,721

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars)

				Accumulated
				Other
	Thousands			Compre-
	of			hensive	Compre-	Total
	Common	Common	Retained	Income	hensive	Stockholders'
	Shares	Stock	Earnings	(Loss)	Income	Equity
	#	$	$	$	$	$

Balance as at December 31, 2000	39,145	452,808	641,149	4,555		1,098,512

Net income			305,321		305,321	305,321

Other comprehensive income:

Unrealized loss on available-for-sale securities (note 3)				(5,764)	(5,764)	(5,764)

Reclassification adjustment for gain on available-for-sale securities included in net income (note 3)				(4,427)	(4,427)	(4,427)

Cumulative effect of accounting change (note 11)				4,155	4,155	4,155

Unrealized loss on derivative instruments (note 11)				(3,009)	(3,009)	(3,009)

Reclassification adjustment for gain on derivative instruments (note 11)				(972)	(972)	(972)

Comprehensive income					295,304

Adjustment for equity income on step acquisition (note 2)			198			198

Dividends declared			(25,509)			(25,509)

Reinvested dividends	1	6				6

Exercise of stock options	915	20,535				20,535

Repurchase of Common Stock	(94)	(1,108)	(1,661)			(2,769)

Balance as at September 30, 2001 (unaudited)	39,967	472,241	919,498	(5,462)		1,386,277

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at September 30, 2001 and for the Three- and Nine-Month Periods
Ended September 30, 2001 and 2000 is unaudited)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the “Company”). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2000. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows, and changes in stockholders’ equity for the interim periods presented. The results of operations for the three- and nine-month periods ended September 30, 2001 are not necessarily indicative of those for a full fiscal year.

2.	Acquisition of Ugland Nordic Shipping ASA

As of May 28, 2001, Teekay had purchased 100% of the issued and outstanding shares of Ugland Nordic Shipping ASA (“UNS”) (nine percent of which was purchased in fiscal 2000 and the remaining 91% was purchased in fiscal 2001.), for $222.8 million cash, including estimated transaction expenses of approximately $7 million, or at an average price of Norwegian Kroner 136 per share. UNS controls a modern fleet of 18 shuttle tankers (including three newbuildings on order) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities.

The acquisition of UNS has been accounted for using the purchase method of accounting, based upon preliminary estimates of fair value. UNS’ operating results are reflected in these financial statements commencing March 6, 2001, the date Teekay acquired control. Equity income related to the Company’s nine percent interest in UNS up to December 31, 2000 has been credited as an adjustment to retained earnings. Teekay’s interest in UNS for the period from January 1, 2001 to March 5, 2001 has been included in equity income for the corresponding period.

The following table shows comparative summarized consolidated pro forma financial information for the nine-month periods ended September 30, 2001 and 2000 and gives effect to the acquisition of 100% of the outstanding shares in UNS as if it had taken place January 1, 2000:

	Pro Forma
	Nine Months
	Ended September 30,

	2001	2000
	$	$

Net voyage revenues	653,533	485,191

Net income	305,317	143,789

Net income per common share

- basic	7.69	3.76

- diluted	7.53	3.67

3.	Marketable Securities

The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders’ equity.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at September 30, 2001 and for the Three- and Nine-Month Periods
Ended September 30, 2001 and 2000 is unaudited)

4.	Goodwill

Goodwill acquired as a result of the acquisition of UNS (see Note 2) is amortized over 20 years using the straight-line method. Management periodically reviews goodwill for permanent diminution in value. As at September 30, 2001, goodwill is net of accumulated amortization of $2.3 million.

5.	Cash Flows

Cash interest paid during the nine-month periods ended September 30, 2001 and 2000 totalled approximately $50.4 million and $62.0 million, respectively.

6.	Income Taxes

The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. Teekay’s Australian ship-owning subsidiaries and Norwegian subsidiary UNS are subject to income taxes (see Note 10). Included in other long-term liabilities are deferred income taxes of $36.3 million at September 30, 2001 and $4.2 million at December 31, 2000. The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “ Accounting for Income Taxes”.

7.	Long-Term Debt

	September 30,	December 31,
	2001	2000
	$	$

Revolving Credit Facilities	105,098	415,800

First Preferred Ship Mortgage Notes (8.32%) due through 2008	167,229	189,274

Term Loans due through 2009	425,006	192,410

Senior Notes (8.875%) due July 15, 2011	250,000	—

	947,333	797,484

Less current portion	54,573	72,170

	892,760	725,314

The Company has two long-term Revolving Credit Facilities (the “Revolvers”) available, which, as at September 30, 2001, provided for borrowings of up to $527.0 million. Interest payments are based on LIBOR (September 30, 2001: 2.59%; December 31, 2000: 6.40%) plus a margin depending on the financial leverage of the Company; at September 30, 2001 and December 31, 2000, the margins ranged between 0.50% and 0.85%. The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Revolvers are collateralized by first priority mortgages granted on 30 of the Company’s vessels, together with certain other related collateral, and a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the “8.32% Notes”) are collateralized by first preferred mortgages on seven of the Company’s Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at September 30, 2001, the fair value of these net assets approximated $198.0 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at September 30, 2001 and for the Three- and Nine-Month Periods
Ended September 30, 2001 and 2000 is unaudited)

Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated financial statements.

The Company has several term loans outstanding, which, as at September 30, 2001, totalled $425.0 million. Interest payments are based on LIBOR plus a margin. As at September 30, 2001, the margins ranged between 0.50% and 1.45%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay. Term loans of UNS are not guaranteed by Teekay.

The 8.875% Senior Notes due July 15, 2011, (the “8.875% Notes”) rank equally in right of payment with all of the Company’s existing and future senior unsecured debt and senior to the Company’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future debt and other liabilities of its subsidiaries.

Among other matters, the Company’s term loans and Revolvers generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of September 30, 2001, to $473.3 million. Certain loan agreements require that a minimum level of free cash be maintained. As at September 30, 2001, this amount was $76.0 million.

8.	Capital Stock

The authorized capital stock of Teekay at September 30, 2001 is 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at September 30, 2001, Teekay had 39,966,948 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

On September 19, 2001, Teekay announced that its Board of Directors had authorized the repurchase of up to 2,000,000 shares of its Common Stock in the open market. As at September 30, 2001, Teekay had repurchased 93,800 shares of Common Stock at an average price of $29.524 per share.

As at September 30, 2001, 3,996,246 shares of Common Stock were reserved and available for issuance upon exercise of options granted pursuant to its 1995 Stock Option Plan. As at September 30, 2001, options to purchase a total of 2,781,707 shares of Teekay’s Common Stock were outstanding, of which 1,188,404 options were then exercisable at prices ranging from $16.875 to $33.500 per share and a weighted average exercise price of $22.990 per share. The remaining outstanding options have exercise prices ranging from $16.875 to $41.190 per share and a weighted average exercise price of $27.985 per share. All outstanding options expire between July 19, 2005 and March 15, 2011, ten years after the date of each respective grant.

The Company’s basic earnings per share is based upon the following weighted average number of common shares outstanding: 40,047,343 shares and 39,697,974 shares respectively for the three- and nine-month periods ended September 30, 2001; and 38,549,937 shares respectively and 38,276,111 shares respectively for the three- and nine-month periods ended September 30, 2000. Diluted earnings per share is based upon the following weighted average number of common shares outstanding adjusted for the effect of dilution: 40,831,071 shares and 40,569,756 shares respectively for the three- and nine-month periods ended September 30, 2001; and 39,983,038 shares and 39,156,229 shares respectively for the three- and nine-month periods ended September 30, 2000.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at September 30, 2001 and for the Three- and Nine-Month Periods
Ended September 30, 2001 and 2000 is unaudited)

9.	Commitments and Contingencies

As at September 30, 2001, the Company was committed to the construction of three shuttle, three Suezmax and two Aframax tankers scheduled for delivery between December 2002 and September 2003, at a total cost of approximately $410.8 million. As of September 30, 2001, there have been payments made towards these commitments of $103.3 million and long-term financing arrangements exist for $71.1 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $236.4 million through either debt borrowing or surplus cash balances, or a combination thereof. As of September 30, 2001, the remaining payments required to be made under these newbuilding contracts are as follows: $9.6 million in 2001, $43.3 million in 2002 and $254.6 million in 2003.

Certain subsidiaries of Teekay have guaranteed its share of the outstanding mortgage debt in the joint venture companies P/R Stena Ugland Shuttletankers I DA, P/R Stena Ugland Shuttletankers II DA, and P/R Stena Ugland Shuttletankers III DA, which are 50%-owned by these subsidiaries. As of September 30, 2001, these subsidiaries have guaranteed $89.4 million of such debt, or 50% of the total $178.8 million in outstanding mortgage debt of the joint venture companies. These joint venture companies own three shuttle tankers.

10.	Other Income

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2001	2000	2001	2000
	$	$	$	$

Loss on disposition of vessels and equipment	—	—	—	(1,004)

Gain on disposition of available-for-sale securities	—	—	1,944	—

Equity income from joint ventures	10,898	3,282	16,292	5,294

Future income taxes	(3,723)	(500)	(6,813)	(1,500)

Miscellaneous	1,808	(1,522)	(372)	(1,837)

	8,983	1,260	11,051	953

11.	Derivatives Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes new standards for recording derivatives in interim and annual financial statements. This statement requires the recording of all derivative instruments as assets or liabilities, measured at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized into income. The ineffective portion of a derivative’s change in fair value will be immediately recognized into income. SFAS 133, as amended by Statements of Financial Accounting Standards No. 137 and No. 138, is effective for fiscal years beginning after June 15, 2000.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at September 30, 2001 and for the Three- and Nine-Month Periods
Ended September 30, 2001 and 2000 is unaudited)

The Company adopted SFAS 133 on January 1, 2001. The Company recognized the fair value of its derivatives as assets of $2.2 million and liabilities of $1.3 million on its consolidated balance sheet as of January 1, 2001. These amounts were recorded as a cumulative effect of an accounting change as an adjustment to stockholders’ equity through other comprehensive income. There was no impact on net income. In addition, a deferred gain of $3.2 million on unwound interest rate swap agreements presented as other long-term liabilities at December 31, 2000, was reclassified to accumulated other comprehensive income and will be recognized into earnings over the hedged term of the debt.

The Company only uses derivatives for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates and the effect of these strategies on the Company’s financial statements. The Company has a foreign currency cash flow hedging program to protect against the increase in cost of certain forecasted foreign currency cash flows resulting from voyage, vessel operating, drydocking and general and administrative expenditures that have been forecasted to occur over the next three years. The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts. As at September 30, 2001, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 50.0 million, Singapore Dollars 4.2 million, Norwegian Kroner 105.8 million, Canadian Dollars 33.0 million and Euros 4.4 million for U.S. Dollars, at an average rate of Japanese Yen 117.18 per U.S. Dollar, Singapore Dollar 1.73 per U.S. Dollar, Norwegian Kroner 9.50 per U.S. Dollar, Canadian Dollar 1.54 per U.S. Dollar and Euros 1.09 per U.S. Dollar, respectively.

As at September 30, 2001, the Company was committed to a series of interest rate swap agreements whereby $145.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having a weighted average remaining term of 0.9 years, expiring between December 2001 and May 2004. These agreements effectively change the Company’s interest rate exposure on $145.0 million of debt from a floating LIBOR rate to a weighted average fixed rate of 6.46%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

During the nine-month period ended September 30, 2001, the Company recognized a net loss of $0.3 million relating to the ineffective portion of its interest rate swap agreements. The ineffective portion of the interest rate swap agreements is presented as interest expense.

As at September 30, 2001, the Company estimates, based on current foreign exchange and interest rates, that it will reclassify approximately $0.1 million of income on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to actual voyage, vessel operating, drydocking and general and administrative expenditures and the payment of interest expense associated with the floating-rate debt.

12.	Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, which establishes new standards for accounting for goodwill and other intangible assets. SFAS 142 requires that goodwill and indefinite lived intangible assets no longer be amortized but reviewed annually for impairment, or more frequently if impairment indicators arise. This statement is effective for existing goodwill beginning with fiscal years starting after December 15, 2001. Based upon the Company’s goodwill at September 30, 2001, the Company estimates that adoption of SFAS 142 will result in an annual increase in net income of approximately $4.5 million.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at September 30, 2001 and for the Three- and Nine-Month Periods
Ended September 30, 2001 and 2000 is unaudited)

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, “Reporting the Results of Operations” for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company has not determined the effect, if any, that the adoption of SFAS 144 will have on the Company's consolidated financial position or results of operations.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

	Three Months Ended September 30, 2001

		8.32% Notes			Teekay
	Teekay Shipping	Guarantor	Non-Guarantor		Shipping Corp.
	Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries
	$	$	$	$	$

Net voyage revenues	—	8,514	202,510	(32,728)	178,296

Operating expenses	2,810	7,637	129,305	(32,728)	107,024

(Loss) income from vessel operations	(2,810)	877	73,205	—	71,272

Net interest expense	(8,357)	—	(7,506)	—	(15,863)

Equity in net income of subsidiaries	75,900	—	—	(75,900)	—

Other (loss) income	(341)	—	9,324	—	8,983

Net income	64,392	877	75,023	(75,900)	64,392

Retained earnings (deficit), beginning of the period	865,378	(16,699)	919,787	(903,088)	865,378

Dividends declared	(8,611)	—	—	—	(8,611)

Repurchase of Common Stock	(1,661)	—	—	—	(1,661)

Retained earnings (deficit), end of the period	919,498	(15,822)	994,810	(978,988)	919,498

	Three Months Ended September 30, 2000

		8.32% Notes			Teekay
	Teekay Shipping	Guarantor	Non-Guarantor		Shipping Corp.
	Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries
	$	$	$	$	$

Net voyage revenues	—	8,492	210,451	(44,048)	174,895

Operating expenses	56	7,657	110,608	(38,763)	79,558

Income (loss) from vessel operations	(56)	835	99,843	(5,285)	95,337

Net interest expense	(3,643)	—	(12,101)	(1)	(15,745)

Equity in net income of subsidiaries	84,551	—	—	(84,551)	—

Other income	—	—	1,259	1	1,260

Net income	80,852	835	89,001	(89,836)	80,852

Retained earnings (deficit), beginning of the period	454,416	(26,773)	456,151	(429,378)	454,416

Dividends declared	(8,210)	—	—	—	(8,210)

Retained earnings (deficit), end of the period	527,058	(25,938)	545,152	(519,214)	527,058

     (See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

	Nine Months Ended September 30, 2001

		8.32% Notes			Teekay
	Teekay Shipping	Guarantor	Non-Guarantor		Shipping Corp.
	Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries
	$	$	$	$	$

Net voyage revenues	—	26,174	722,814	(111,715)	637,273

Operating expenses	8,298	24,690	378,653	(111,715)	299,926

(Loss) income from vessel operations	(8,298)	1,484	344,161	—	337,347

Net interest expense	(14,320)	—	(28,757)	—	(43,077)

Equity in net income of subsidiaries	326,888	—	—	(326,888)	—

Other income	1,051	1,663	8,337	—	11,051

Net income	305,321	3,147	323,741	(326,888)	305,321

Retained earnings (deficit), beginning of the period	641,149	(18,969)	671,069	(652,100)	641,149

Adjustment for equity income on step acquisition	198	—	—	—	198

Dividends declared	(25,509)	—	—	—	(25,509)

Repurchase of Common Stock	(1,661)	—	—	—	(1,661)

Retained earnings (deficit), end of the period	919,498	(15,822)	994,810	(978,988)	919,498

	Nine Months Ended September 30, 2000

		8.32% Notes			Teekay
	Teekay Shipping	Guarantor	Non-Guarantor		Shipping Corp.
	Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries
	$	$	$	$	$

Net voyage revenues	—	26,372	542,255	(131,045)	437,582

Operating expenses	323	23,406	332,416	(112,768)	243,377

Income (loss) from vessel operations	(323)	2,966	209,839	(18,277)	194,205

Net interest income (expense)	(13,342)	46	(34,324)	—	(47,620)

Equity in net income of subsidiaries	160,517	—	—	(160,517)	—

Other income	686	—	267	—	953

Net income	147,538	3,012	175,782	(178,794)	147,538

Retained earnings (deficit), beginning of the period	404,130	(28,950)	369,370	(340,420)	404,130

Dividends declared	(24,610)	—	—	—	(24,610)

Retained earnings (deficit), end of the period	527,058	(25,938)	545,152	(519,214)	527,058

     (See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)
(unaudited)

	Nine Months Ended September 30, 2001

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries
	$	$	$	$	$

Net income	305,321	3,147	323,741	(326,888)	305,321

Other comprehensive income

Unrealized loss on available-for-sale securities	—	—	(5,764)	—	(5,764)

Reclassification adjustment for gain on available-for-sale securities included in net income	—	—	(4,427)	—	(4,427)

Cumulative effect of accounting change	—	—	4,155	—	4,155

Unrealized loss on derivative instruments	—	—	(3,009)	—	(3,009)

Reclassification adjustment for gain on derivative instruments	—	—	(972)	—	(972)

Comprehensive income	305,321	3,147	313,724	(326,888)	295,304

Nine Months Ended September 30, 2000

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries
	$	$	$	$	$

Net income	147,538	3,012	175,782	(178,794)	147,538

Other comprehensive income	—	—	—	—	—

Comprehensive income	147,538	3,012	175,782	(178,794)	147,538

     (See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

	As at September 30, 2001

		8.32% Notes			Teekay
	Teekay Shipping	Guarantor	Non-Guarantor		Shipping Corp.
	Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries
	$	$	$	$	$

ASSETS

Cash and cash equivalents	—	—	133,789	—	133,789

Other current assets	1,016	762	195,148	(96,000)	100,926

Total current assets	1,016	762	328,937	(96,000)	234,715

Vessels and equipment (net)	—	268,410	1,786,968	—	2,055,378

Advances due from subsidiaries	265,661	—	—	(265,661)	—

Other assets (principally marketable securities and investments in subsidiaries)	1,553,600	—	58,789	(1,553,600)	58,789

Investment in joint venture	—	—	26,703	—	26,703

Goodwill	—	—	88,220	—	88,220

	1,820,277	269,172	2,289,617	(1,915,261)	2,463,805

LIABILITIES & STOCKHOLDERS’ EQUITY

Current liabilities	11,309	1,206	208,272	(96,000)	124,787

Long-term debt	417,229	—	516,037	—	933,266

Due to (from) affiliates	—	(85,542)	413,776	(328,234)	—

Total liabilities	428,538	(84,336)	1,138,085	(424,234)	1,058,053

Minority Interest	—	—	19,475	—	19,475

Stockholders’ Equity

Capital stock	472,241	23	5,943	(5,966)	472,241

Contributed capital	—	369,307	136,766	(506,073)	—

Retained earnings (deficit)	919,498	(15,822)	994,810	(978,988)	919,498

Accumulated other comprehensive loss	—	—	(5,462)	—	(5,462)

Total stockholders’ equity	1,391,739	353,508	1,132,057	(1,491,027)	1,386,277

	1,820,277	269,172	2,289,617	(1,915,261)	2,463,805

	As at December 31, 2000

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries
	$	$	$	$	$

ASSETS

Cash and cash equivalents	294	—	181,006	—	181,300

Other current assets	45	725	209,425	(96,000)	114,195

Total current assets	339	725	390,431	(96,000)	295,495

Vessels and equipment (net)	—	281,377	1,326,339	—	1,607,716

Advances due from subsidiaries	58,068	—	—	(58,068)	—

Other assets (principally marketable securities and investments in subsidiaries)	1,229,756	—	50,414	(1,229,756)	50,414

Investment in joint venture	—	—	20,474	—	20,474

	1,288,163	282,102	1,787,658	(1,383,824)	1,974,099

LIABILITIES & STOCKHOLDERS’ EQUITY

Current liabilities	4,932	1,371	228,032	(96,000)	138,335

Long-term debt	189,274	—	543,408	—	732,682

Due to (from) affiliates	—	(69,630)	193,315	(123,685)	—

Total liabilities	194,206	(68,259)	964,755	(219,685)	871,017

Minority Interest	—	—	4,570	—	4,570

Stockholders’ Equity

Capital stock	452,808	23	5,943	(5,966)	452,808

Contributed capital	—	369,307	136,766	(506,073)	—

Retained earnings (deficit)	641,149	(18,969)	671,069	(652,100)	641,149

Accumulated other comprehensive income	—	—	4,555	—	4,555

Total stockholders’ equity	1,093,957	350,361	818,333	(1,164,139)	1,098,512

	1,288,163	282,102	1,787,658	(1,383,824)	1,974,099

     (See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(unaudited)

	Nine Months Ended September 30, 2001

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries
	$	$	$	$	$

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES

Net cash flow from operating activities	(7,738)	16,436	419,384	—	428,082

FINANCING ACTIVITIES

Net proceeds from long-term debt	244,621	—	283,706	—	528,327

Scheduled repayments of long-term debt	—	—	(53,628)	—	(53,628)

Prepayments of long-term debt	(22,045)	—	(574,596)	—	(596,641)

Other	(215,330)	(15,912)	223,505	—	(7,737)

Net cash flow from financing activities	7,246	(15,912)	(121,013)	—	(129,679)

INVESTING ACTIVITIES

Expenditures for vessels and equipment	—	(525)	(180,996)	—	(181,521)

Expenditure for the purchase of Ugland Nordic Shipping ASA	198	—	(176,651)	—	(176,453)

Other	—	1	12,059	—	12,060

Net cash flow from investing activities	198	(524)	(345,588)	—	(345,914)

Decrease in cash and cash equivalents	(294)	—	(47,217)	—	(47,511)

Cash and cash equivalents, beginning of the period	294	—	181,006	—	181,300

Cash and cash equivalents, end of the period	—	—	133,789	—	133,789

	Nine Months Ended September 30, 2000

		8.32% Notes			Teekay
	Teekay	Guarantor	Non-Guarantor		Shipping Corp.
	Shipping Corp.	Subsidiaries	Subsidiaries	Eliminations	& Subsidiaries
	$	$	$	$	$

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES

Net cash flow from operating activities	(19,221)	16,157	212,417	—	209,353

FINANCING ACTIVITIES

Proceeds from long-term debt	—	—	11,000	—	11,000

Repayments of long-term debt	—	—	(27,484)	—	(27,484)

Prepayments of long-term debt	(35,726)	—	(110,000)	—	(145,726)

Other	55,245	(55,261)	(469)	—	(485)

Net cash flow from financing activities	19,519	(55,261)	(126,953)	—	(162,695)

INVESTING ACTIVITIES

Expenditures for vessels and equipment	—	(548)	(43,282)	—	(43,830)

Proceeds from disposition of assets	—	—	9,713	—	9,713

Acquisition costs related to purchase of Bona Shipholding Ltd.	—	—	(2,247)	—	(2,247)

Other	—	—	(10,900)	—	(10,900)

Net cash flow from investing activities	—	(548)	(46,716)	—	(47,264)

Increase (decrease) in cash and cash equivalents	298	(39,652)	38,748	—	(606)

Cash and cash equivalents, beginning of the period	210	39,652	180,465	—	220,327

Cash and cash equivalents, end of the period	508	—	219,213	—	219,721

     (See Note 7)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2001
PART I – FINANCIAL INFORMATION

ITEM 2 —	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this report. Except for the historical information, the following discussion contains forward-looking statements that involve risks and uncertainties, such as the Company’s objectives, expectations and intentions. When used in this report, the words “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from results that may be anticipated by such forward-looking statements and discussed elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section below, elsewhere in this report and in the Company’s periodic reports filed with the SEC, and those discussed in the Company’s registration statement on Form F-4 filed on August 3, 2001. Readers are urged to carefully review and consider the various disclosures made in this report and in other of the Company’s filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

RESULTS OF OPERATIONS

General

The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. At September 30, 2001, the Company’s fleet consisted of 97 vessels (including eight newbuildings on order, seven vessels time-chartered-in, three vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 9.8 million tonnes.

During the nine months ended September 30, 2001, approximately 59% of the Company’s net voyage revenues were derived from spot voyages. The balance of the Company’s revenue is generated by two other modes of employment: time-charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment (“COAs”), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the nine months ended September 30, 2001, approximately 22% of net voyage revenues were generated by time-charters and COAs priced on a spot market basis. In aggregate, approximately 81% of the Company’s net voyage revenues during the nine months ended September 30, 2001 were derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 19% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company’s revenues, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Acquisition of Ugland Nordic Shipping ASA

As of May 28, 2001, the Company had purchased 100% of the issued and outstanding shares of UNS (nine percent of which was purchased in fiscal 2000 and the remaining 91% was purchased in fiscal 2001), for $222.8 million cash.

UNS is the world’s largest owner of shuttle tankers, controlling a modern fleet of 18 vessels (including three newbuildings on order) (the “UNS Fleet”) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities. The UNS Fleet has an average age of approximately 8.7 years, excluding the three newbuildings on order, and operates primarily in the North Sea under fixed-rate long-term contracts. In addition, as of September 30, 2001, UNS owned approximately 13.8% of the publicly traded company Nordic American Tankers Shipping Ltd. (AMEX: NAT) (“NAT”), the owner of three Suezmax tankers on a long-term contract to BP Shipping.

For the year ended December 31, 2000, UNS earned net voyage revenues of $69.1 million, resulting in income from vessel operations of $23.8 million and net income of $15.4 million. These amounts reflect the conversion from accounting principles generally accepted in Norway to accounting principles generally accepted in the United States. The operating results of UNS have been consolidated in the Company’s financial statements commencing March 6, 2001, the effective date that the Company acquired a majority interest in UNS. Minority interest expense, which is included as part of other income (loss), has been recorded to reflect the minority shareholders’ share of UNS’ net income for the period from March 6, 2001 to April 26, 2001, the effective date the Company acquired the remaining shares in UNS.

Since the majority of UNS’ revenues are derived from fixed-rate long-term contracts, the percentage of the Company’s fleet that will be dependent on the spot tanker market is expected to decline. Giving effect to the acquisition of UNS as if it had occurred on January 1, 2001, the Company would have derived 21% of its pro forma net voyage revenues from fixed-rate time-charters and COAs during the nine months ended September 30, 2001, compared to 12% when excluding UNS.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of “time- charter equivalent” (or “TCE”) rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time-charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenues and TCE rates.

TCE rates are dependent on oil production levels, oil consumption growth, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of the Company’s dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company’s revenues and earnings.

Quarter Ended September 30, 2001 versus Quarter Ended September 30, 2000

Average Aframax TCE rates decreased in the third quarter of 2001, compared to the third quarter of 2000. This was mainly caused by OPEC oil production cuts that were instituted in response to weak oil demand growth and in anticipation of declining crude oil prices. This reduced the demand for tankers and caused crude oil tanker charter rates to decline from the levels experienced during the first half of 2001.

The Company’s average fleet size was 22.0% larger in the quarter ended September 30, 2001, compared to the same quarter one year ago, due to the acquisition of UNS in March 2001.

Income from Vessel Operations

Net voyage revenues increased 1.9% to $178.3 million in the quarter ended September 30, 2001, compared to $174.9 million for the same quarter last year. This is a result of the increase in fleet size partially offset by an 8.4% decrease in the Company’s average TCE rate to $25,030 in the quarter ended September 30, 2001, from $27,331 in the same quarter last year.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, increased 29.2% to $40.3 million in the quarter ended September 30, 2001, from $31.2 million in the same quarter last year, primarily as a result of the increase in fleet size due mainly to the acquisition of UNS.

Time-charter hire expense increased 26.2% to $17.9 million in the quarter ended September 30, 2001, from $14.2 million in the same quarter last year, primarily due to an increase in the average number of vessels time-chartered-in by the Company, offset partially by a decrease in the average TCE rates earned in the oil/bulk/ore (“O/B/O”) pool, which is managed by the Company. The minority participants’ share of the O/B/O pool’s net voyage revenues, which is reflected as a time-charter hire expense, was $6.7 million for the quarter ended September 30, 2001, compared to $7.7 million for the quarter ended September 30, 2000. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was seven in the quarter ended September 30, 2001, compared to four in the same quarter last year.

Depreciation and amortization expense increased 42.0% to $35.9 million in the quarter ended September 30, 2001, from $25.2 million in the same quarter last year, mainly due to the acquisition of UNS, which resulted in an increase in the average size of the Company’s owned fleet as well as an increase in the average cost base of the fleet, and an increase in drydock amortization expense. Depreciation and amortization expense included amortization of drydocking costs of $3.5 million in the quarter ended September 30, 2001, compared to $2.4 million in the same quarter last year.

General and administrative expenses increased 45.3% to $13.0 million in the quarter ended September 30, 2001, from $8.9 million in the same quarter last year, primarily as a result of the acquisition of UNS.

Other Items

Interest expense increased 0.3% to $18.1 million in the quarter ended September 30, 2001 from $18.0 million in the same quarter last year, as a result of the additional debt assumed as part of the UNS acquisition, partially offset by lower interest rates.

Interest income decreased 2.7% to $2.2 million in the quarter ended September 30, 2001, compared to $2.3 million in the same quarter last year, mainly as a result of lower interest rates.

Other income of $9.0 million in the quarter ended September 30, 2001, was comprised primarily of equity income from joint ventures, dividend income from NAT, and foreign exchange gains, partially offset by income tax expense and minority interest expense. Equity income from joint ventures included a $10.2 million gain on sale of three 50% owned vessels. Other income for the quarter ended September 30, 2000 was $1.3 million, which was comprised mainly of equity income from a joint venture partially offset by income tax expense.

The Company’s net income was $64.4 million in the quarter ended September 30, 2001 compared to net income of $80.9 million in the quarter ended September 30, 2000, due mainly to the decline in Aframax TCE rates.

Nine Months Ended September 30, 2001 versus Nine Months Ended September 30, 2000

The Company’s average fleet size was 13.1% greater in the nine months ended September 30, 2001, compared to the same period one year ago, due mainly to the acquisition of UNS in March 2001.

Income from Vessel Operations

Net voyage revenues increased 45.6% to $637.3 million in the current period compared to $437.6 million for the same period last year. This is a result of the increase in fleet size and a 36.6% increase in the Company’s average TCE rate to $31,379 in the nine months ended September 30, 2001, from $22,969 in the same period last year.

Vessel operating expenses increased 12.7% to $113.4 million in the nine months ended September 30, 2001, from $100.7 million in the same period last year, primarily as a result of the increase in fleet size.

Time-charter hire expense increased 27.7% to $51.5 million in the nine months ended September 30, 2001, from $40.3 million in the same period last year, primarily due to an increase in the average TCE rates earned in the O/B/O pool managed by the Company, and an increase in the average number of vessels time-chartered-in by the Company. The minority participants’ share of the O/B/O pool’s net voyage revenues was $23.1 million for the nine months ended September 30, 2001, compared to $18.9 million for the same period last year. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was six in the nine months ended September 30, 2001, compared to five from the same period last year.

Depreciation and amortization expense increased 32.8% to $99.5 million in the nine months ended September 30, 2001, from $74.9 million in the same period last year, mainly due to the acquisition of UNS, which resulted in an increase in the average size of the Company’s owned fleet as well as an increase in the average cost base of the fleet, and an increase in drydock amortization expense. Depreciation and amortization expense included amortization of drydocking costs of $9.9 million in the nine months ended September 30, 2001, compared to $6.7 million in the same period last year.

General and administrative expenses increased 29.3% to $35.6 million in the nine months ended September 30, 2001, from $27.5 million in the same period last year, primarily as a result of the acquisition of UNS, and the payment of senior management bonuses in the first quarter of 2001.

Other Items

Interest expense decreased 11.1% to $50.9 million in the nine months ended September 30, 2001, from $57.3 million in the same period last year, reflecting lower interest rates, partially offset by the additional debt assumed as part of the UNS acquisition.

Interest income decreased 18.6% to $7.9 million in the nine months ended September 30, 2001, compared to $9.7 million in the same period last year, mainly as a result of lower interest rates.

Other income of $11.0 million for the nine months ended September 30, 2001, was comprised of equity income from joint ventures, dividend income from NAT, gain on the disposition of marketable securities, and foreign exchange gains, partially offset by income tax expense and minority interest expense. Equity income from joint ventures included a $10.2 million gain on sale of three 50% owned vessels. Other income for the nine months ended September 30, 2000 was $1.0 million, which was comprised mainly of equity income from a joint venture, partially offset by a loss on the disposition of vessels and income tax expense.

The Company’s net income for the nine months ended September 30, 2001 was $305.3 million, compared to $147.5 million, for the same period last year, due mainly to the higher average Aframax TCE rates.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day:

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2001	2000	2001	2000

International Tanker Fleet (excluding O/B/O Fleet, UNS Fleet and Australian crewed vessels):

Average number of ships	61	58	60	59

Total calendar ship-days	5,611	5,380	16,328	16,281

Revenue-generating ship-days (A)	5,095	5,205	15,061	15,583

Net voyage revenue before commissions (B) (000’s)	$128,206	$152,574	$507,567	$373,197

TCE (B/A)	$25,163	$29,313	$33,701	$23,949

Operating results per calendar ship-day:

Net voyage revenue	$22,133	$27,525	$30,170	$22,241

Vessel operating expense	5,393	5,259	5,321	5,285

General and administrative expense	1,747	1,377	1,659	1,406

Drydocking expense	444	442	476	420

Operating cash flow per calendar ship-day	$14,549	$20,447	$22,714	$15,130

Oil/Bulk/Ore (“OBO”) Fleet:

Total calendar ship-days	736	736	2,184	2,192

Operating cash flow per calendar ship-day	$5,001	$7,608	$7,072	$5,948

UNS Fleet:

Total calendar ship-days	1,104	—	2,366	—

Operating cash flow per calendar ship-day	$16,570	$—	$16,361	$—

Australian Fleet:

Total calendar ship-days	460	368	1,256	1,096

Operating cash flow per calendar ship-day	$16,297	$14,976	$15,194	$14,293

Total Fleet:

Total calendar ship-days	7,911	6,484	22,134	19,569

Operating cash flow per calendar ship-day	$14,029	$18,690	$20,116	$14,042

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2001, the Company’s total liquidity, which includes cash, short-term marketable securities and undrawn borrowings, was $560.9 million, up from $339.4 million as at December 31, 2000, mainly as a result of the cash flow from operating activities earned during the nine months ended September 30, 2001, net proceeds from the issuance of $250.0 million of the Company’s 8.875% senior unsecured Notes due 2011 (the “8.875%” Notes) of which $117.2 million was used to prepay certain outstanding secured debt (excluding the Revolving Credit Facilities), partially offset by $176.5 million in cash used to purchase the UNS shares (net of $26.6 million in cash acquired from UNS) and $61.6 million in cash used for newbuilding installment payments.

Net cash flow from operating activities increased to $428.1 million in the nine months ended September 30, 2001, from $209.4 million in the same period last year, mainly reflecting the increase in the average TCE rates for the period and the increased fleet size as a result of the UNS acquisition.

Scheduled debt repayments were $53.6 million during the nine months ended September 30, 2001, compared to $27.5 million during the same period last year. Debt prepayments during the nine months ended September 30, 2001 totalled $596.6 million. Of this, $396.0 million was used to reduce the Company’s two long-term Revolving Credit Facilities (the “Revolvers”), $178.5 million was used to reduce several of the Company’s term loans, and the remaining $22.1 million was used to prepay a portion of the Company’s 8.32% First Preferred Ship Mortgage Notes (the “8.32% Notes”). Debt prepayments during the nine months ended September 30, 2000 totalled $145.7 million.

As at September 30, 2001, the Company’s total debt was $947.3 million, compared to $797.5 million as at December 31, 2000. The Company’s Revolvers provided for borrowings of up to $527.0 million as at September 30, 2001, of which $105.1 million was drawn at that date. The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The 8.32% Notes are due February 1, 2008 and are subject to a sinking fund which will retire $45.0 million principal amount of the 8.32% Notes in February 1 of each year, commencing 2004. The 8.875% Notes are due July 15, 2011. The Company’s outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. As of September 30, 2001, the Company’s term loans outstanding totaled $425.0 million. The aggregate annual long-term debt principal repayments required to be made subsequent to September 30, 2001 are $20.4 million in 2001, $50.8 million in 2002, $62.6 million in 2003, $84.7 million in 2004, $107.5 million in 2005 and $621.3 million thereafter to 2011.

Among other matters, the Company’s term loans and Revolvers generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of September 30, 2001, to $473.3 million. Certain of the loan agreements require that a minimum level of free cash be maintained. As at September 30, 2001, this amount was $76.0 million.

Funding and treasury activities are conducted within corporate policies to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate liquidity for Company purposes.

Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pound and Norwegian Kroner. The Company uses foreign currency contracts to manage risks associated with holding these currencies.

The Company manages the impact of interest rate changes on earnings and cash flows through its interest rate structure. For the Revolvers, the interest rate structure, is based on LIBOR plus a margin depending on the financial leverage of the Company. Interest payments on the term loans are based on LIBOR plus a margin. The Company uses interest rate swaps to manage our interest rate risk.

Dividends declared during the nine months ended September 30, 2001 were $25.5 million, or $64.5 cents per share.

During the nine months ended September 30, 2001, the Company incurred capital expenditures for vessels and equipment of $167.1 million. These primarily consisted of $95.0 million for the purchase of four shuttle tankers, $48.5 million for the reimbursement for installments already made on five newbuilding contracts that were assumed by the Company in August 2001, and $12.9 million for a shuttle tanker newbuilding instalment payment. Cash expenditures for drydocking were $14.5 million in the nine months ended September 30, 2001 compared to $8.1 million over the same period last year.

As at September 30, 2001, UNS was committed to the construction of three newbuilding shuttle tankers, having an aggregate cost of $160.8 million. The newbuilding vessels are scheduled for delivery between December 2002 and September 2003. As of September 30, 2001, there have been payments made towards these commitments of $54.8 million and long-term financing arrangements exist for $71.1 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $34.9 million through either additional debt borrowings or surplus cash balances, or a combination thereof. The remaining payments required to be made under these newbuilding contracts are as follows: $9.6 million in 2001, $43.3 million in 2002 and $53.1 million in 2003.

On August 1, 2001, the Company entered into an agreement under which it assumed the contracts for the construction of three Suezmax and two Aframax tankers due for delivery in 2003, at a total cost of approximately $250 million. Approximately $48 million of this cost was paid in August 2001 as reimbursement for installments already made under the shipbuilding contracts. The remaining balance of the installments and delivery payments on the vessels are due in 2003 and it is the Company’s intention to finance the remaining unpaid amounts through either debt borrowings or surplus cash balances, or a combination thereof. Upon delivery, the vessels will be time-chartered back to the seller for a minimum of 12 years each, with options to extend these time-charters for up to an additional six years.

The Company has guaranteed its share of the outstanding mortgage debt in three joint venture companies that are 50% owned by the Company. As of September 30, 2001, the Company has guaranteed $89.4 million of such debt, or 50% of the total $178.8 million in outstanding mortgage debt of the joint venture companies.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended September 30, 2001 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s operations, performance and financial condition, including, in particular, statements regarding: Aframax TCE rates; tanker supply and demand; supply and demand for oil; future capital expenditures; the Company’s growth strategy and measures to implement such strategy; the Company’s competitive strengths; the Company’s acquisition of UNS and its impact on the Company’s operations; the Company’s ability to continue to successfully operate UNS; and the future success of the Company. These forward-looking statements, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this report. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the offshore production of oil; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; charterers’ preference for modern tankers; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company’s dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation, including without limitation, the imposition of freight taxes and income taxes; the Company’s potential inability to achieve and manage growth; the Company’s ability to continue to successfully operate UNS; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; the potential inability of the Company to renew long-term contracts; and other factors detailed from time to time in the Company’s periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2001
PART I – FINANCIAL INFORMATION

ITEM 3 —	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from foreign currency fluctuations and changes in interest rates. The Company uses forward currency contracts and interest rate swaps to manage these risks, but does not use financial instruments for trading or speculative purposes.

Foreign Exchange Rate Risk

The international tanker industry’s functional currency is the U.S. dollar. Virtually all of the Company’s revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds and Norwegian Kroner. During the nine months ended September 30, 2001, approximately 19.7% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. As at September 30, 2001, the Company had $39.5 million in foreign exchange forward contracts that mature as follows: $10.2 million in 2001, $27.5 million in 2002, and $1.8 million in 2003. Changes in the fair value of the forward contracts are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized into income.

Interest Rate Risk

The Company invests its cash and short-term marketable securities in financial instruments with maturities of less than six months within the parameters of its investment policy and guidelines.

The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. Changes in the fair value of the interest rate swaps are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap’s change in fair value will be immediately recognized into income. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

As at September 30, 2001, the Company was committed to a series of interest rate swap agreements whereby $145.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having a weighted average remaining term of 0.9 years, expiring between December 2001 and May 2004. These arrangements effectively change the Company’s interest rate exposure on $145.0 million of debt from a floating LIBOR rate to a weighted average fixed rate of 6.46%.

The following table sets forth the magnitude of these interest rate swap agreements and foreign exchange forward contracts:

	Contract	Carrying Amount		Fair
(in USD 000's)	Amount	Asset	Liability	Value

September 30, 2001

FX Forward Contracts	$39,515	$—	$171	$(171)

Interest Rate Swap Agreements	145,000	—	3,701	(3,701)

Debt	947,333	—	947,333	(939,096)

December 31, 2000

FX Forward Contracts	$62,125	$—	$—	$2,252

Interest Rate Swap Agreements	100,000	—	—	(1,297)

Debt	797,484	—	797,484	(789,913)

Inflation

Although inflation has had a moderate impact on operating, drydocking and corporate overhead expenses, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2001
PART II – OTHER INFORMATION

Item 1 –	Legal Proceedings

None

Item 2 –	Changes in Securities

None

Item 3 –	Defaults Upon Senior Securities

None

Item 4 –	Submission of Matters to a Vote of Security Holders

None

Item 5 –	Other Information

None

Item 6 –	Exhibits and Reports on Form 6-K

a. Exhibits
None

b. Reports on Form 6-K
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995, ON FORM F-4 FILED WITH THE COMMISSION ON JULY 11, 2001, AND ON FORM F-4, AS AMENDED, FILED WITH THE COMMISSION ON AUGUST 3, 2001.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION

Date: November 14, 2001	By: /s/ Peter S. Antturi Peter S. Antturi Vice President and Chief Financial Officer